Ballard Power Systems Inc.

News Release

Ballard Inks Deal to Supply Next-Generation Fuel Cell Power Product For Eight Buses in China

For Immediate Release – April 15, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has received an order from a Chinese customer to supply its next-generation FCvelocityTM-HD7 power modules for 8 buses to be deployed in a number of Chinese cities. Ballard expects to ship all of the modules in 2015.

Randy MacEwen, Ballard’s President and CEO said, “We are now beginning to see meaningful evidence of growing demand for clean energy mass transportation alternatives in China, including both buses and trams. This demand is being driven by a pressing need to address China’s challenging air quality issues, for which fuel cell technology is seen as an emerging option.”

China’s rapid economic expansion over the recent past is resulting in public concern regarding deteriorating levels of air quality. As a result, the Government is investing heavily in the renewable energy industry and on actions designed to save energy and reduce emissions.

The size and rapid growth of China’s economy has resulted in considerably larger carbon dioxide emissions than other nations. In 2013, for example, China’s carbon dioxide emissions from fossil fuels accounted for 29% of the global total, compared to 15% from the United States.

This growth has also spawned the largest commercial vehicle segment in the world, in terms of production and domestic sales, including the manufacture of more than 70,000 city buses in 2011. In that same year automotive emissions contributed more than 33% of the air pollution in Beijing, Shanghai and the Pearl River Delta Region.

A new energy program, launched in 2011 and involving 48 Chinese cities, has an objective of expanding public transit while also reducing the number of vehicles in cities. One of the program’s specific goals is to deploy more than 1,000 clean energy buses in each of its participating cities, taking advantage of Government subsidies to facilitate this expansion. Fuel cell buses, along with electric buses, are eligible for a subsidy of approximately USD$150,000, through 2017. In addition, hydrogen fueling stations are eligible for a further subsidy of approximately USD$650,000.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com